Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               December 27, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 991
        Guggenheim International Dividend Strategy Portfolio, Series 18
                   Blueprints Triple Play Portfolio, Series 3
                       File Nos. 333-185060 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 991, filed on November 20, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 18 and Blueprints Triple Play Portfolio, Series 3 (individually, a "Trust"). This letter serves to respond to your comments.

PROSPECTUS

GUGGENHEIM INTERNATIONAL DIVIDEND STRATEGY PORTFOLIO, SERIES 18

INVESTMENT SUMMARY - SECURITY SELECTION - SECURITY SELECTION RULES

     1. THE FIRST BULLET UNDER STEP 2 INDICATES THAT MID-CAP SECURITIES MAY BE INCLUDED IN THE PORTFOLIO. PLEASE INCLUDE A MID-CAP SECURITIES RISK.

     Response: Even though mid-cap securities may be included in the portfolio, we include risks based upon the final portfolio. The prior series only included large-cap securities and, therefore, the preliminary prospectus for this Trust did not include a mid-cap securities risk. If mid-cap securities are selected for the portfolio of this Trust, we will add mid-cap securities risk.

BLUEPRINTS TRIPLE PLAY PORTFOLIO, SERIES 3

INVESTMENT SUMMARY - SECURITY SELECTION

     2. THE SECOND BULLET UNDER "INITIAL UNIVERSE" UNDER THE GUGGENHEIM US HIGH DIVIDEND STRATEGY AND GUGGENHEIM US SMID HIGH DIVIDEND STRATEGY DISCUSSES PERIODIC DIVIDENDS. IF THIS REFERS ONLY TO CASH DIVIDENDS, PLEASE REVISE TO READ "PERIODIC CASH DIVIDENDS."

     Response: The disclosure has been revised as requested.

INVESTMENT SUMMARY - PRINCIPAL RISKS

     3. PLEASE ADD AN EMERGING MARKETS RISK, IF APPROPRIATE.

     Response: If the Trust's portfolio holds emerging market securities, the appropriate disclosure will be added to the "Principal Risks" and "Investment Risks" sections, as appropriate.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren